P.E. 2/12/02

CONFORMED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 12, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F__

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES __ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Santander Central Hispano

MATERIAL FACT

Banco Santander Central Hispano, S.A. hereby notifies the calling of an Ordinary General Meeting of Shareholders to be held in Santander (Palacio de Festivales, Avda. Reina Victoria, s.n.) on June 23rd 2002, at first call, or on June 24th, at second call, with the Agenda as stated in the attached announcement.

Madrid, February 11th 2002

Santander Central Hispano

BANCO SANTANDER CENTRAL HISPANO, S.A.

Ordinary General Meeting of Shareholders

By resolution of the Board of Directors, the shareholders are called to the Ordinary General Meeting at the Palacio de Festivales (Avda. Reina Victoria), Santander, on June 24th 2002 at 09:30 a.m., on second call, in the event that if the necessary quorum is not achieved, this meeting cannot be held on first call at the same place and time on June 23rd, in order for the shareholders to discuss and agree on the items on the following

AGENDA

One.- Examination and approval, if appropriate, of the Annual Accounts (Balance Sheet, Profit and Loss Account and Annual Report) and of the corporate management of BANCO SANTANDER CENTRAL HISPANO, S.A. and its Consolidated Group, all referring to the Financial Year ending on December 31st 2001.

Two.- Application of earnings for the 2001 financial year.

Three.- Option to apply indefinitely the tax consolidation system regulated in Chapter VII of Heading VIII of the Corporate Taxation Act 43/1995, dated December 27th.

Four.- Authorisation to the Board of Directors to interpret, rectify, complement, execute and carry out the resolutions adopted by the General Meeting, as well as to substitute the authorisations received from such Meeting, and the granting of authority to place such resolutions on public record.

Attendance of Notary

The Board of Directors has resolved to require the presence of a Notary Public to draw up the minutes of the Meeting, in accordance with the provisions of Article 114 of the Corporations Act concerning article 101 of the Regulations of the Mercantile Registry.

Attendance

Shareholders having one hundred or more of the Bank's shares registered in their name and who fulfil the other requirements established by the Bylaws are entitled to attend the Meeting. Holders of less than one hundred shares may group together until such number is reached, in order that one of them may attend the Meeting, or be represented by another shareholder entitled to attend.

Right of attendance may be delegated according to what is established in this respect in the corporate Bylaws and in the Corporations Act.

Right to Information

Shareholders may immediately obtain from the Company, free of charge, the annual accounts, management report and auditors' report with respect to the 2001 financial year, as well as the consolidated accounts, management report of the Group and the auditors' report.

Santander, February 9th 2002

General Secretary and Secretary of the Board of Directors,
Ignacio Benjumea

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER CENTRAL
HISPANO, S.A.

Date: February 12, 2002

By: */s/ Antonio Aparicio Alonso*
Name: *Antonio Aparicio Alonso*
Title: Senior Vice President